EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

NAME	Ownership %
on 4/30/07

Township Petroleum Corporation, an Alberta (Canada) corp.	100%

Oilsands Quest Sask, Inc., an Alberta (Canada) corp.	100%

Western Petrochemicals Corporation, an Alberta (Canada) corp.	100%

Stripper Energy Services Inc., an Alberta (Canada) corp.[1]	100%

1291329 Alberta Ltd., an Alberta (Canada) corp.	100%

Anhydride Petroleum (USA), Inc., a Colorado corp.[2]	100%

1) Stripper Energy Services, Inc. is a wholly owned subsidiary of Oilsands Quest Sask, Inc.
2) Anhydride Petroleum (USA), Inc. is currently inactive.